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SEC FILE NUMBER
8- 53493

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIVE MILE CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 ELM STREET

(No. and Street)

STAMFORD, CT 06902

(City) (State) (Zip Code)

PROCESSED MAR 15 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENNARO J. FULVIO (212) 490-3113

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP

(Name — *if individual, state last, first, middle name*)

300 MADISON AVENUE NY 10017

(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

TK 3/14

OATH OR AFFIRMATION

I, GENNARO J. FULVIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIVE MILE CAPITAL SECURITES, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

Five Mile Capital Securities LLC
Statement of Financial Condition
December 31, 2004

Five Mile Capital Securities LLC
Index
December 31, 2004

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Five Mile Capital Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Five Mile Capital Securities LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Five Mile Capital Securities LLC
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	36,054
Receivable from broker dealer		11,240
Receivable from parent		5,000
Other assets		837
Total assets	$	53,131
Liabilities and Member's Capital		
Accrued expenses and other liabilities	$	10,025
Member's capital		43,106
Total liabilities and member's capital	$	53,131

The accompanying notes are an integral part of this financial statement.

1. Organization

Five Mile Capital Securities LLC (f.k.a. East Hill Trading LLC) (the "Company") was organized in the State of Delaware on February 23, 2001 and became registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in March 2002. As of September 25, 2003, the Company was acquired by, and became a wholly-owned subsidiary of, Five Mile Capital Partners LLC (the "Parent").

2. Summary of Significant Accounting Policies

Receivable from Broker Dealer
The Company introduces its customer transactions to Computer Clearing Services, Inc. ("CCS"), the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. At December 31, 2004, the receivable from broker dealer reflected on the statement of financial condition represents the clearing deposit with CCS.

Income Taxes
The Company is recognized as a sole member Limited Liability Company (an "LLC") by the Internal Revenue Service. As a sole member LLC, the Company is not subject to income taxes.

Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosures of contingent assets and liabilities at the reporting date. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

Goodwill
On September 25, 2003, the Company acquired East Hill Trading LLC from Univer Technologies, Inc. The total cost of the acquisition was $30,000, which was allocated 100% to Goodwill. GAAP requires the Company to annually assess whether, and the extent to which, goodwill may be impaired. For the year ended December 31, 2004, the Company determined goodwill to be fully impaired and, as such, the statement of financial condition reflects a full impairment charge being taken.

3. Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $37,269, which exceeded the minimum requirement of $5,000 by $32,269. The Company's ratio of aggregate indebtedness to net capital ratio was .27 to 1.

5. Fees and Other Transactions with Affiliates

All of the Company's revenues are derived from the Parent under a consulting agreement, dated July 1, 2004 (the "Agreement"). As such, absent the Company's transactions with Parent, the Company's financial condition and the results of operations for the year ended December 31, 2004 could have been significantly different than that reflected in the accompanying financial statements.

In accordance with the Agreement, the Company provides the Parent, and its affiliated funds, with certain fixed income market information and receives a consulting fee for these services of $5,000 per month. At December 31, 2004, the Parent owed the Company $5,000 for these services. Also in accordance with the Agreement, the Parent will allocate certain support and operational expenses incurred on behalf of the Company.

In addition, the in the normal course of business, the Parent or an affiliate, may pay organizational and operating expenses of the Company, and will be reimbursed by the Company.